SOUTH AFRICAN DEPARTMENT OF MINERAL RESOURCES GRANTS KEY APPROVALS FOR
IMPLEMENTATION OF RESTRUCTURE PLAN WITH ANGLO AMERICAN PLATINUM

Johannesburg, 20 August 2013: Atlatsa Resources Corporation (“Atlatsa”) is pleased to advise that the South African government mineral regulator (the Department of Mineral Resources) has consented to the transfer of mineral properties at the Ga-Phasha project area, forming the subject matter of the restructure plan with Anglo American Platinum announced on 27 March, 2013 (“Restructure Plan”).

The relevant approvals were granted in terms of Section 102 of the South African Mineral and Petroleum Resources Development Act no. 28 of 2002, fulfilling a key condition precedent for implementation of the Restructure Plan, anticipated to be completed by 30 September, 2013.

For further information:
On behalf of Atlatsa Resources	Russell and Associates	Macquarie First South Capital
Joel Kesler, Chief Commercial Officer	Pam Wolstenholme	Annerie Britz
Office: +27 11 779 6800	Office: +27 11 880 3924	Office: +27 11 583 2000
Mobile: +27 82 454 5556	Mobile: +27 82 872 6387

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